Exhibit 99.1

Golden Star Reports Fourth Quarter and Full Year 2013 Financial Results

Toronto, ON - February 19, 2014 - Golden Star Resources Ltd. (“Golden Star” or the “Company”) today reported its financial results for the quarter and full year ended December 31, 2013 (“the fourth quarter” or “the period”). All references to currency are in US dollars.
Highlights of this announcement are as follows:

•	Gold sold in 2013 totalled 330,806 ounces (FY 2012: 331,278 ounces)

•	Revenue for the full year 2013 was $467.8 million (FY 2012: $550.5 million) and $96.0 million for the fourth quarter 2013

•	Cash operating cost per ounce totalled $1,049 for 2013 (FY 2012: $1,044 per ounce) and $1,091 for the fourth quarter 2013

•	Cash provided by operations before working capital changes totalled $30.2 million for 2013 (FY 2012: $117.0 million)

•	Non-cash impairment charges of $355.6 million

•	Adjusted net loss attributable to shareholders of $21.5 million (FY 2012: $42.1 million of income)

•	Net loss attributable to shareholders of $265.9 million (FY 2012: $7.2 million of income)

•	Capital expenditures for 2013 of $102.9 million, reduced from $117.3 million in 2012

•	Consolidated cash balance was $65.6 million at December 31, 2013
Sam Coetzer, President and CEO of Golden Star, commented:
“2013 was a defining year for Golden Star in many respects and one that allowed us to reposition the company to pursue a lower cost production strategy.
Significant operational improvements were made during the year, with improved planning, more reliable processing operations and the realization of synergies between Wassa and Bogoso. The pushbacks in the Bogoso pits are nearing completion, which should allow for lower cost and higher grade mining in 2014 and 2015. At Wassa, the single large Main pit is now established and operating on a $1,000 per ounce pit shell. The productivity gains from this achievement should stand us in good stead going forward. Furthermore the commencement and ramp up of the tailings re-processing contributed 9,000 ounces, in the latter half of the year, to production at a low cost. We expect this to continue for a further five years.
The results of the 55,000 meters of drilling carried out over the last year at Wassa strongly indicate a high grade zone in the deeper portion of the deposit, justifying a Preliminary Economic Assessment of an underground mine. This development could provide a long term high grade low cost ore source to the Company.
Although we took impairment charges based on the lower gold price in 2013, we strongly believe the Company is now better structured to manage the current gold price environment and to focus on producing from lower cost non-refractory ore sources and in so doing prioritize operating margin over production.”

150 King Street West | Sun Life Financial Tower | Suite 1200| Toronto ON M5H 1J9

There will be a conference call on February 20, 2013 at 10:00 am EST to discuss these results. The call can be accessed as follows:
Participants - Toll free:             888-264-8893
Participants - Toll:             913-312-1495
Participant Passcode (all numbers):     5575655
Webcast:                 www.gsr.com
Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. A recording of the conference call will be available until March 7, 2014. To access this recording please dial:
Toll Free:                 888-203-1112
Toll:                     719-457-0820
Replay Passcode:             5575655
The webcast will also be available after the call at www.gsr.com

Summary of operating and financial results

		Three months ended December 31,		Years ended December 31,
		2013	2012	2013	2012
Summary of consolidated financial results
Wassa gold sold	oz	44,337	40,366	185,807	158,899
Bogoso gold sold	oz	31,093	47,178	144,999	172,379
Total gold sold	oz	75,430	87,544	330,806	331,278

Average realized price	$/oz	1,273	1,710	1,414	1,662

Cash operating cost per ounce[1] - combined	$/oz	1,091	1,097	1,049	1,044
All-in sustaining costs[1] - combined	$/oz	1,373	1,392	1,326	1,318

Gold revenues	$'000	96,034	149,710	467,796	550,540
Cost of sales excluding depreciation and amortization	$'000	88,549	103,492	377,140	373,543

Cash flow provided by operations	$'000	(2,463)	43,936	59,143	123,094
Cash flow provided by operations per share		$(0.01)	0.17	0.23	0.48

Adjusted net income/(loss) attributable to Golden Star Shareholders	$’000	6,466	10,227	(21,493)	42,143
Net income/(loss) attributable to Golden Star shareholders	$'000	(148,576)	14,334	(265,892)	7,186
Net income/(loss) per share - basic and diluted		$(0.57)	0.06	(1.03)	0.03
Capital expenditures	$'000	22,513	39,349	102,867	117,299
1 See ‘Non-GAAP Financial Measures’ note in the Company’s 2013 Management Discussion and Analysis for a reconciliation of cash operating and all-in sustaining costs per ounce and adjusted net loss.

Review of Financial Results
Gold sold during 2013 totalled 330,806 ounces, compared to gold sales of 331,278 ounces in 2012. Gold sales at Wassa increased 17% year over year as a result of improved plant throughput and grades processed. Gold sales at Bogoso declined by 16% as a result of lower refractory plant throughput and lower grades processed. Gold sold during the fourth quarter 2013 totalled 75,430 ounces, compared to 88,925 ounces sold in the third quarter of 2013.
Revenues for the full year 2013 decreased to $467.8 million when compared to $550.5 million in 2012; primarily due to the decline in gold prices during 2013. The average realized gold price decreased 15% from $1,662 per ounce in 2012 to $1,414 per ounce in 2013. Revenues were $96.0 million in the fourth quarter of 2013, compared to $118.2 million in the third quarter of 2013.
Consolidated cash operating cost per ounce totalled $1,049 per ounce for 2013, compared to cash operating cost per ounce of $1,044 per ounce in 2012. Wassa's cash operating cost per ounce totalled $805 per ounce, 10% lower than in 2012, mainly as a result of higher gold sales. Bogoso's cash operating cost per ounce increased to $1,361 per ounce for 2013, up from $1,186 per ounce in 2012, mainly due to lower grade processed. Consolidated cash operating cost per ounce for the fourth quarter of 2013 totalled $1,091 per ounce compared to $960 per ounce in the third quarter of 2013.
Corporate general and administrative expenditures decreased by 11% to $21.5 million for 2013, as onetime costs relating to the relocation of the head office to Toronto were more than offset by cost savings.
Primarily as a result of non-cash impairment charges totaling $355.6 million, a net loss attributable to Golden Star shareholders of $265.9 million was incurred in 2013. The adjusted net loss attributable to shareholders for 2013 was $21.5 million.
The net loss attributable to Golden Star shareholders for the fourth quarter of 2013 totalled $148.6 million (including an impairment charge of $159.7 million), compared to a net income attributable to Golden Star shareholders of $3.5 million for the third quarter 2013.
Cash generated by operations before working capital changes totalled $30.2 million for the full year 2013 and $117.0 million for the full year 2012. For the fourth quarter 2013, cash generated by operations before working capital changes was $2.8 million compared to $12.8 million in third quarter 2013. The adjusted net loss for the fourth quarter 2013 was $6.5 million.
Capital expenditures at Bogoso and Wassa for the full year 2013 totalled $74.1 million, excluding the capitalized cost of stripping at Bogoso of $28.5 million. Capital expenditures were reduced in the second half of 2013 as a result of the spending reduction measures implemented throughout the Company. Capital expenditure in the fourth quarter was $17.6 million, excluding $4.9 million of betterment stripping to be capitalized.
Consolidated cash balance was $65.6 million at December 31, 2013.
The Company recorded impairment charges totaling $355.6 million in 2013, comprised of $245.8 million for Bogoso, $106.9 million for Wassa, and $2.9 million related to available for sale investments. In June 2013, the Company recorded impairment charges totaling $195.9 million. In the fourth quarter 2013, the Company recorded additional non-cash impairment charges totaling of $159.7 million related solely to a revaluation of Bogoso using a lower gold price assumption.
On July 30, 2013, Wassa closed a $50 million loan from Ecobank Ghana Limited. The proceeds are being used to finance Wassa capital expenditures. The loan has a term of 60 months from the date of initial drawing and the interest rate is three months LIBOR plus 9% per annum. Payment of interest and principal commences on April 30, 2014. Wassa drew down $30.0 million under this facility during 2013.
Depreciation and amortization expense for 2013 decreased to $60.0 million, down from $89.4 million in 2012 as the net book value of Golden Star’s mining property and property, plant and equipment decreased with impairment charges.

A non-cash fair value gain of $52.0 million on the 5% Convertible Debentures was recorded in 2013.
Income tax recovery for 2013 totalled $12.3 million, compared to an income tax expense of $17.8 million in 2012. This was the result of a $32.9 million deferred tax recovery recorded in 2013 related to the impairment charge which more than offset the $20.6 million of current tax expense at Wassa.
Review of Operational Performance
Wassa operations
The Wassa gold mine is located in the southwestern region of Ghana. It has a single non-refractory processing plant consisting of a traditional Carbon-In-Leach system with a capacity of 2.7 million tonnes per annum (“mtpa”). In 2013, there were two operational pits providing ore for the Wassa processing plant - the Wassa Main pit and the Father Brown pit. Mining at the Father Brown pit is scheduled to be completed at the end of the first quarter 2014. Wassa produced and sold 185,807 ounces during 2013 and is expected to produce 130,000 to 140,000 ounces in 2014.

		Three months ended December 31,			Years ended December 31,
		2013	2,012		2013	2012
Wassa financial results
Revenue	$'000	56,530	69,024	69,024	263,072	263,921
Mine operating expenses	$'000	39,168		39,332	145,484	149,171
Royalties	$'000	2,829		3,456	13,171	13,220
Operating costs from/(to) metals inventory	$'000	(98)		(1,382)	4,146	(7,687)
Net realizable value adjustment	$'000	—		—	265	—
Cost of sales excluding depreciation and amortization	$'000	41,899		41,406	163,066	154,704
Depreciation and amortization	$'000	5,442		20,449	40,883	67,945
Mine operating margin	$'000	9,189	7,169		59,123
Capital expenditures	$'000	8,634		17,190	33,570	49,299
Wassa operating results
Ore mined	t	557,869		525,306	2,053,259	2,583,072
Waste mined	t	3,667,459		3,626,728	13,258,797	15,933,486
Ore processed	t	711,348		582,527	2,695,284	2,507,172
Grade processed	g/t	2.02		2.30	2.29	2.09
Recovery	%	93.2		94.9	94.5	94.6
Gold sales	oz	44,337		40,366	185,807	158,899
Cash operating cost per ounce[1]	$/oz	881		940	805	890
1 See ‘Non-GAAP Financial Measures’ note in the Company’s 2013 Management Discussion and Analysis for a reconciliation of cash operating and all-in sustaining costs per ounce.

Gold production and sales totalled 185,807 ounces for the full year 2013, a 17% increase over the 158,899 ounces sold during the full year 2012. The increase in gold production was due to an 8% increase in ore grade processed in 2013 as a result of the higher grade ore processed from the Father Brown pit and an 8% increase in plant throughput as a result of plant improvements. Fourth quarter gold production and sales were 44,337 ounces compared to 44,830 ounces in the third quarter 2013.
Gold revenues totalled $263.1 million for 2013, compared to $263.9 million in 2012. Fourth quarter 2013 revenue of $56.5 million was 5% lower than third quarter 2013 revenue. These declines were due to the lower average realized gold price.
Wassa's cash operating cost per ounce for 2013 was $805, down 10% from $890 in the prior year. Cash operating cost per ounce in the fourth quarter 2013 were $881, compared with $805 in the third quarter 2013.
Full year 2013 capital expenditure at Wassa was $33.6 million, of which sustaining capital expenditures totalled $17.7 million and development capital expenditures totalled $15.9 million. Capital expenditures at Wassa were lower in 2013 than 2012.
Capital expenditures for the full year 2013 included $12.4 million on development drilling, mostly at the Wassa Main pit, $3.0 million on Father Brown development costs, $4.5 million for the new tailings storage facility and $3.1 million on Wassa processing plant upgrades. Of this total expenditure, $8.6 million was incurred in the fourth quarter 2013.
Wassa incurred taxable income in 2012 for the first time and approximately $12.9 million of 2012 taxes were paid during 2013. Wassa generated taxable income resulting in current tax expense totaling $20.6 million in 2013, of which $10.6 million was paid during 2013.
Bogoso operations
The Bogoso gold mine is located in the southwestern region of Ghana, approximately 35 kilometers west of the Wassa mine. It has both a refractory and a non-refractory plant with capacities of 2.7 mtpa and 1.5 mtpa, respectively. There are currently two operational pits at Bogoso - the Bogoso North pit and the Chujah pit. Bogoso produced and sold 144,999 ounces of gold in 2013 and is expected to produce 165,000 to 180,000 ounces in 2014.
Through Bogoso, Golden Star owns the Prestea underground gold mine which is currently non-operational.

		Three months ended December 31,		Years ended December 31,
		2013	2012	2013	2012
Bogoso financial results
Revenue	$'000	39,504	80,686	204,724	286,619
Mine operating expenses	$'000	45,649	58,213	193,490	207,892
Royalties	$'000	1,977	4,036	10,243	14,340
Operating costs from/(to) metals inventory	$'000	(2,396)	(163)	3,799	(3,450)
Net realizable value adjustment	$'000	1,420	—	6,542	57
Cost of sales excluding depreciation and amortization	$'000	46,650	62,086	214,074	218,839
Depreciation and amortization	$'000	4,231	5,726	19,083	21,408
Mine operating margin	$'000	(11,377)	12,874	(28,433)	46,372
Capital expenditures	$'000	13,879	21,975	69,079	67,357
Bogoso operating results
Ore mined refractory	t	539,882	548,303	1,755,039	2,515,985
Ore mined non-refractory	t	545	246,471	391,289	805,212
Total ore mined	t	540,427	794,774	2,146,328	3,321,197
Waste mined	t	5,063,279	7,189,964	23,409,092	24,937,369
Refractory ore processed	t	563,204	595,599	2,352,314	2,463,861
Refractory ore grade	g/t	1.59	2.52	2.24	2.42
Gold recovery - refractory ore	%	60.6	70.5	68.7	71.2
Non-refractory ore processed	t	475,835	267,806	1,190,954	873,259
Non-refractory ore grade	g/t	1.07	2.21	1.39	2.37
Gold recovery - non-refractory ore	%	46.1	58.3	48.1	59.9
Gold sold refractory	oz	23,972	35,600	119,856	134,266
Gold sold non-refractory	oz	7,121	11,578	25,143	38,113
Gold sales	oz	31,093	47,178	144,999	172,379
Cash operating cost per ounce [1]	$/oz	1,391	1,230	1,361	1,186
1 See ‘Non-GAAP Financial Measures’ note in the Company’s 2013 Management Discussion and Analysis for a reconciliation of cash operating and all-in sustaining costs per ounce.
Bogoso gold sales totalled 144,999 ounces for the full year of 2013, compared to 172,379 ounces for 2012. Refractory gold sales decreased to 119,856 ounces in 2013, down 11% from the 134,266 ounces sold in 2012 due to a drop in ore grade processed, a decrease in gold recovery and less refractory ore tonnes processed. Refractory ore grade processed during 2013 was 7% lower than in 2012, due to the lower grade ore available during the push backs at the Chujah and Bogoso North pits. As a result of the lower grade, gold recovery in the refractory processing plant dropped to 68.7% for the full year of 2013. In the fourth quarter 2013, gold production declined to 31,093 ounces from 44,095 ounces in the third quarter due to a 39% reduction in the grade processed.
Non-refractory gold sales dropped to 25,143 ounces in 2013, down 34% from the 38,113 ounces sold in 2012, as a result of the lower grade non-refractory material processed and lower gold recovery in 2013. During 2012, the non-refractory ore feed was primarily sourced from the Pampe open pit mining operation; however, at the end of the second quarter 2013, the Pampe operation was suspended.
Early in the third quarter of 2013, the tailings reclaim project was ramped up to supply ore to the Bogoso non-refractory plant. For the remainder of 2013, non-refractory ore was sourced from tailings reclaim and pockets of non-refractory ore in the Bogoso North and Chujah pits.

In 2013, 0.9 million tonnes of tailings were processed at an average grade of 0.96 grammes of gold per tonne (g/t Au), at a gold recovery rate of 42.5%, which yielded 9,149 ounces for the year. It is expected that there will be sufficient tailings reclaim material to continue mining at the current rate for at least another five years. The tailings reclaim material is expected to be upgraded to Mineral Reserve and Resource during 2014.
Gold revenues for 2013 totalled $204.7 million, down $81.9 million from $286.6 million in 2012. Fourth quarter 2013 gold revenues were $39.5 million.
Cash operating cost per ounce totalled $1,361 for 2013, compared to $1,186 for the full year of 2012. With lower grade and recoveries, fourth quarter 2013 cash operating costs per ounce were 24% higher than the third quarter of 2013.
Capital expenditures for 2013 totalled $69.1 million, compared to $67.4 million incurred during 2012. Sustaining capital expenditures totalled $21.7 million and development capital expenditures were $47.4 million. Of this total expenditure, $13.9 million was incurred in the fourth quarter 2013.
Capital expenditures for the full year 2013 included $7.9 million on the Dumasi resettlement project, development expenditures at Mampon and Prestea South of $3.6 million, $7.3 million on Prestea Underground, $1.5 million for completion of construction of a water treatment plant, mining equipment of $11.5 million and $28.5 million of capitalized betterment stripping.
Push backs continued during 2013 and are expected to be substantially completed during the first quarter of 2014. Betterment stripping is expected to total approximately $7 million during the first half of 2014.
Review of development projects
Wassa
During 2013, 152 drill holes totaling 54,524 meters were completed below the Wassa main pit. The drilling was predominantly targeted at infilling gaps in the prior drilling as well as testing the higher grade plunge mineralization to the south. Drilling results have confirmed that the mineralized zone continues to the south and remains open at depth.
In February 2014, the Company announced an increased Mineral Reserve and Indicated Mineral Resource at Wassa as at December 31, 2013. Wassa Mineral Reserves increased 34% to 2.0 million ounces with 10% more tonnes at a 22% higher grade of 1.75 g/t Au.
Measured and Indicated Mineral Resources as at December 31, 2013, inclusive of Proven and Probable Reserves, increased 26% to 3.3 million ounces at 25% higher grade of 2.02 g/t Au.
A drilling program at Wassa is currently underway. The program includes approximately 20,000 meters of infill drilling of the current ore body to further define grades and continuity, and step-out drilling 250 meters to the south of the currently defined ore body. This drilling program forms the bulk of Wassa’s development capital budget for 2014.
Using the latest Mineral Resource model, the Company has recently started a Preliminary Economic Assessment ("PEA") on the viability of mining the higher grade portions of the Wassa deposit via underground mining methods. The Company expects to have the PEA completed in the third quarter of 2014, and pending a positive outcome from this study and 2014 exploration drilling, will then commence a feasibility study.
Bogoso
Prestea Underground
A Feasibility Study for Prestea Underground was completed during the second quarter of 2013 and was published on SEDAR in July 2013. The feasibility study demonstrates positive economics for the extraction of the West Reef steeply dipping, high-grade, narrow vein deposit.

Estimated cash operating costs are $734 per ounce over the six year life of mine. Initial capital expenditure is estimated to be $90.6 million and total capital expenditure over the life of the project is expected to be $150.1 million. Further information on these estimates and associated assumptions are detailed in the Feasibility Study.
During 2013, expenditures totaling $14.3 million were incurred at Prestea Underground of which $7.3 million were capitalized post the conclusion of the Feasibility Study. Capital expenditures of $12.2 million are budgeted for Prestea Underground during 2014.
Dumasi
During the first quarter of 2013, a negotiated resettlement agreement was signed that provides for resettlement of the Dumasi community. Some $7.9 million of resettlement development costs were incurred during 2013, mainly related to land clearing and land preparation for construction. The resettlement action plan (RAP) for Dumasi was submitted to the Prestea Huni Valley District Assembly in December 2013 for their review and approval. The Company is continuing to prepare a draft environmental impact statement (EIS) for submission to the Ghana Environmental Protection Agency (EPA). The Company’s intention is to limit its capital expenditure at Dumasi in 2014 until the gold price improves, at which time the project could be accelerated.
Mampon
The permitting process is underway and continued in the fourth quarter of 2013 with the completion of the data collection for the draft RAP for the Mampon community. The RAP and the EIS are currently being drafted and design work for the project and access road is ongoing. The Company’s intention is to limit expenditure at Mampon during 2014 until gold price improves.
Prestea South
A public hearing in the Prestea community was held during the third quarter of 2013. The community was supportive of the development of the Prestea South open pit mines. Comments were received from the EPA on the draft Prestea South EIS; additional modeling and data collection is underway to enable the Company to address these comments and submit a revised EIS for final approval. Approximately $1.2 million in capital expenditure is budgeted for 2014. This expenditure may increase if gold prices increase and the project is accelerated.
Outlook for 2014
During 2014, most of the Wassa ore supply will be mined from the Wassa Main pit, as production from the Father Brown pit is expected to end in the second quarter of 2014. The decision was taken to conserve capital and not invest in the requisite push backs required to continue mining in the Father Brown pit. The Wassa Main pit has lower grades than Father Brown pit and, as a result, Wassa gold production is expected to be lower in 2014 than in 2013. Mining costs will reduce as haulage costs from Father Brown pit, which is approximately 70 kilometers from the Wassa Processing Plant, are eliminated. At Bogoso, 2014 production is expected to increase once the push backs are completed in the first quarter of 2014.
Wassa's cash operating cost per ounce will increase due to the lower grades from the Wassa Main pit. The Bogoso cash operating cost per ounce is expected to be above the 2014 annual average during the first half of 2014 due to the lower ore supply whilst the Chujah push back is completed. Bogoso's cash operating costs per ounce are forecast to reduce in the latter part of 2014 as ore supply, plant throughput and gold production increases.
Production over 2014 will fluctuate, with the second and fourth quarter delivering the most ounces. In total we expect to produce between 295,000 and 320,000 ounces in 2014.
In the near term, the Company is focused on reducing its operating costs and managing its capital expenditure. For 2014 we expect cash operating costs per ounce to be between $950 and $1,000 per ounce, lower than the $1,049 cash operating cost achieved in 2013.

Development spending will be focused on projects that are expected to provide a sufficient risk-adjusted return on investment in the near- to medium-term. The Company’s longer term strategy is to continue the development of low cost non-refractory ore sources.
The development of Wassa is central to this strategy. Recent Mineral Resource and Mineral Reserve increases at Wassa justify the continued investment in resource development. Approximately $5 million will be spent on drilling at Wassa in 2014. The presence of high grade gold mineralization at depth at Wassa has prompted the Company to commence a PEA of an underground mine at Wassa. Underground mining of the deep, high grade portion of the deposit may improve the cash flows from this operation and therefore its net present value.
Mining of low cost tailings reclaim material at Bogoso forms part of this low cost strategy. Pumping capacity at the tailings storage facilities was recently increased, and daily tonnes mined and processed continue to trend upwards. During 2014, this tailings material is expected to be accurately quantified in a Mineral Reserve and Resource estimate.
Prestea Underground remains a valuable asset to the Company that has the potential to deliver low-cost, non-refractory ore over the medium-term. The Company continues to evaluate the optimal development process for this project.
Adoption of International Financial Reporting Standards
Effective as of the second quarter of 2013 the Company became a "foreign private issuer" under U.S. securities laws as a result the Company converted from accounting principles generally accepted in the United States ("US GAAP") and now prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The comparative financial information for 2012 in this news release has also been restated to conform to IFRS. See Changes in Accounting Policies note in the Company’s 2013 Management Discussion and Analysis (“MD&A”) for further information on the impact of this change. This MD&A should be read in conjunction with Note 27 “First Time Adoption of IFRS” in the Company's audited consolidated financial statements for the year ended December 31, 2013.
Non-GAAP Financial Measures
In this press release, we use the terms “cash operating cost per ounce” , "all-in sustaining costs", "cash generated from operations before working capital changes" and "adjusted net income/(loss) attributable to Golden Star shareholders".
“Cash operating cost per ounce” for a period is equal to “Cost of sales excluding depreciation and amortization” from our statements of operations for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments divided by the number of ounces of gold sold during the period. "All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. "Cash generated from operations before working capital changes" is calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in our statements of cash flows. In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of debentures and non-cash impairment charges, the Company calculates "adjusted net income/(loss) attributable to Golden Star shareholders".
The foregoing measures should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance. Please see “Non-GAAP Financial Measures” in the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2013 for a more detailed explanation and reconciliation of the above non-GAAP financial measures.
Cautionary note regarding forward-looking information
This report contains "forward looking information" within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Forward-looking information and statements include, but are not limited to, information or statements with respect to the estimation of Mineral Reserves and Mineral Resources, the timing of such estimates and the PEA for Wassa, plans to pursue a low cost production strategy, the timing and amount of estimated future production, expected cash operating costs, strip ratios, costs of production, capital expenditures, costs and timing of the development of new deposits and sources of funding for such development, success of exploration activities, the timing for completing the push backs and the impact of this on cost and grade, permitting time lines, requirements for additional capital and limits on capital expenditure, the duration of production from the tailings retreatment project and the duration of mining at the Father Brown pit and the supply of ore to Wassa processing plant.
Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information and statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.
Cautionary note to U.S. investors
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning Golden Star’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources have not demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the mining industry technical terms in “Glossary of Terms” in the Annual Report for the fiscal year ended December 31, 2012, available on SEDAR at www.sedar.com. Golden Star's Annual Report for the year ended December 31, 2012 will be superseded by the Company's annual information form for the year ended December 31, 2013, which will contain similar information and will be made available on SEDAR.

Company Profile
Golden Star is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa open-pit gold mines in Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana, which is currently undergoing permitting subsequent to a successful feasibility study completed in June 2013. In 2013, Golden Star sold 331,000 ounces of gold and the Company expects to produce 295,000 to 320,000 ounces of gold in 2014.
For further information on the Company, please visit www.gsr.com.
For further information, please contact:
Jeff Swinoga, Executive Vice President and Chief Financial Officer
416-583-3803
Angela Parr, Director Investor Relations
416-583-3815
investor@gsr.com

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in thousands of U.S. dollars except shares and per share data)

	For the years ended December 31,
	2013	2012

Revenue	$467,796	$550,540
Cost of sales excluding depreciation and amortization	377,140	373,543
Depreciation and amortization	59,966	89,353
Mine operating margin	30,690	87,644

Other expenses/(income)
Exploration expense	1,667	2,788
General and administrative	21,515	24,106
Property holding costs	7,018	9,862
Finance expense, net	9,841	13,125
Other income	(2,163)	(24,814)
(Gain)/loss on fair value of 4% and 5% Convertible Debentures	(51,967)	27,985
Derivative mark-to-market loss	—	162
Impairment charges	355,624	6,972
(Loss)/income before tax	(310,845)	27,458
Income tax (recovery)/expense	(12,331)	17,756
Net (loss)/income	$(298,514)	$9,702
Net (loss)/income attributable to non-controlling interest	(32,622)	2,516
Net (loss)/income attributable to Golden Star shareholders	$(265,892)	$7,186

Net (loss)/income per share attributable to Golden Star shareholders
Basic and diluted	$(1.03)	$0.03
Weighted average shares outstanding (millions)	259.1	258.9

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)

	As of	As of
	December 31,	December 31,
	2013	2012

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$65,551	$78,884
Accounts receivable	8,200	11,896
Inventories	67,725	82,979
Available for sale investments	—	15,034
Prepaids and other	6,852	11,266
Total Current Assets	148,328	200,059
RESTRICTED CASH	2,029	2,028
PROPERTY, PLANT AND EQUIPMENT	83,850	191,773
MINING PROPERTIES	81,343	249,827
EXPLORATION AND EVALUATION ASSETS	9,747	10,862
INTANGIBLE ASSETS	446	1,511
OTHER ASSETS	—	—
DEFERRED TAX ASSETS	—	235
Total Assets	$325,743	$656,295

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$108,983	$101,760
Current portion of rehabilitation provisions	7,783	9,721
Current tax liability	9,506	12,393
Current portion of long term debt	10,855	6,968
Total Current Liabilities	137,127	130,842
LONG TERM DEBT	83,387	110,507
REHABILITATION PROVISIONS	78,527	53,598
DEFERRED TAX LIABILITY	—	33,172
Total Liabilities	299,041	328,119

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	—	—
Common shares, without par value, unlimited shares authorized.	694,906	694,652
CONTRIBUTED SURPLUS	29,346	26,304
ACCUMULATED OTHER COMPREHENSIVE INCOME	—	6,256
DEFICIT	(652,544)	(386,652)
Total Golden Star Equity	71,708	340,560
NON-CONTROLLING INTEREST	(45,006)	(12,384)
Total Equity	26,702	328,176
Total Liabilities and Shareholders' Equity	$325,743	$656,295

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2013	2012

OPERATING ACTIVITIES:
Net (loss)/income	$(298,514)	$9,702
Reconciliation of net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	60,008	89,442
Amortization of loan acquisition costs	—	895
(Gain)/loss on sale of assets	(1,271)	(24,991)
Write-off of unsuccessful exploration costs	1,333	—
Impairment charges	355,624	6,972
Loss on extinguishment of debt	—	568
Share-based compensation	3,013	6,542
Deferred income tax (recovery)/expense	(32,936)	5,363
Fair value of derivatives loss	—	162
Fair value loss/(gain) on convertible debentures	(51,967)	27,985
Accretion of rehabilitation provisions	592	593
Reclamation expenditures	(5,657)	(6,203)
Changes in working capital	28,918	6,064
Net cash provided by operating activities	59,143	123,094
INVESTING ACTIVITIES:
Additions to mining properties	(69,725)	(76,013)
Additions to property, plant and equipment	(32,924)	(40,569)
Additions to exploration and evaluation assets	(218)	(717)
Change in accounts payable and deposits on mine equipment and material	(5,695)	5,518
Cash used for equity investments	—	(938)
Increase in restricted cash	—	(755)
Proceeds from sale of assets	7,200	15,616
Net cash used in investing activities	(101,362)	(97,858)
FINANCING ACTIVITIES:
Principal payments on debt	(7,876)	(58,806)
Proceeds from debt agreements and equipment financing	36,610	8,510
Exercise of options	152	300
Net cash provided by/(used in) financing activities	28,886	(49,996)
Decrease in cash and cash equivalents	(13,333)	(24,760)
Cash and cash equivalents, beginning of period	78,884	103,644
Cash and cash equivalents, end of period	$65,551	$78,884

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in thousands of U.S. dollars except shares and per share data)

	For the quarters ended December 31,
	2013	2012

Revenue	$96,034	$149,710
Cost of sales excluding depreciation and amortization	88,549	103,492
Depreciation and amortization	9,673	26,175
Mine operating margin	(2,188)	20,043

Other expenses/(income)
Exploration expense	150	671
General and administrative	5,097	7,723
Property holding costs	—	4,835
Finance expense, net	2,838	2,009
Other income	(1,531)	(2,666)
Gain on fair value of 4% and 5% Convertible Debentures	(1,624)	(4,107)
Impairment charges	159,704	—
(Loss)/income before tax	(166,822)	11,578
Income tax recovery	(1,518)	(2,759)
Net (loss)/income	$(165,304)	$14,337
Net (loss)/income attributable to non-controlling interest	(16,728)	3
Net (loss)/income attributable to Golden Star shareholders	$(148,576)	$14,334

Net (loss)/income per share attributable to Golden Star shareholders
Basic and diluted	$(0.57)	$0.06
Weighted average shares outstanding (millions)	259.1	258.9

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)

	For the quarters ended December 31,
	2013	2012

OPERATING ACTIVITIES:
Net (loss)/income	$(165,304)	$14,337
Reconciliation of net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	9,675	26,213
Loss/(gain) on sale of assets	67	(2,588)
Write-off of unsuccessful exploration costs	314	—
Impairment charges	159,704	—
Share-based compensation	413	1,512
Deferred income tax (recovery)/expense	150	(15,152)
Fair value loss/(gain) on convertible debentures	(1,624)	(4,107)
Accretion of rehabilitation provisions	148	158
Reclamation expenditures	(738)	(814)
Changes in working capital	(5,268)	24,377
Net cash (used)/provided by operating activities	(2,463)	43,936
INVESTING ACTIVITIES:
Additions to mining properties	(14,266)	(26,237)
Additions to property, plant and equipment	(8,247)	(12,953)
Additions to exploration and evaluation assets	—	(159)
Change in accounts payable and deposits on mine equipment and material	4,440	5,663
Proceeds from sale of assets	(66)	8,532
Net cash used in investing activities	(18,139)	(25,154)
FINANCING ACTIVITIES:
Principal payments on debt	(2,235)	(46,330)
Proceeds from debt agreements and equipment financing	21,750	—
Exercise of options	—	110
Net cash provided by/(used in) financing activities	19,515	(46,220)
Decrease in cash and cash equivalents	(1,087)	(27,438)
Cash and cash equivalents, beginning of period	66,638	106,322
Cash and cash equivalents, end of period	$65,551	$78,884

		Three months ended March 31, 2013	Three months ended June 30, 2013	Three months ended September 30, 2013	Three months ended December 31, 2013

WASSA OPERATING RESULTS
Ore mined	t	525,638	430,091	539,661	557,869
Waste mined	t	3,155,399	2,877,662	3,558,276	3,667,459
Ore and heap leach materials processed	t	657,004	651,453	675,480	711,348
Grade processed	g/t	2.36	2.55	2.24	2.02
Recovery	%	94.7	95	94.8	93.2
Gold sales	oz	45,866	50,774	44,830	44,337
Cash operating cost	$/ oz	$809	$736	$805	$881

BOGOSO OPERATING RESULTS
Ore mined refractory	t	416,912	265,642	532,603	539,882
Refractory ore processed	t	523,215	646,191	619,705	563,204
Refractory ore grade	g/t	2.14	2.15	2.62	1.59
Gold recovery – refractory ore	%	70.2	67.3	68.9	60.6
Gold sold refractory	oz	26,367	29,856	39,661	23,972

Ore mined non-refractory	t	252,397	95,498	42,849 [1]	545 [1]
Non-refractory ore processed	t	217,564	63,154	434,400	475,835
Non-refractory ore grade	g/t	2.75	2.08	0.96	1.07
Gold recovery - non-refractory ore	%	52.2	54.1	42.5	46.1
Gold sold non-refractory	oz	9,128	4,460	4,434	7,121

Waste mined	t	7,470,959	5,854,541	5,020,313	5,063,279

Gold sales	oz	35,495	34,316	44,095	31,093
Cash operating cost	$/ oz	$1,531	$1,584	$1,118	$1,391

COMPANY OPERATING RESULTS
Average realized gold price	$/oz	$1,634	$1,418	$1,329	$1,273
Cash operating cost per ounce	$/oz	$1,187	$1,078	$960	$1,091
Cash flow provided by operations	$'000	$11,915	$29,544	$20,147	($2,463)
Cash flow provided by operations per share		$0.05	0.11	0.08	(0.01)
1 The retreatment of tailings through Bogoso’s non-refractory plant commenced in the third quarter of 2013. Non-refractory ore tonnes mined does not include tailings retreatment tonnes. Tailings retreatment tonnes are reflected in non-refractory ore processed.